People & Culture Kirk Williams Chief Human Resources Officer Exhibit 99.6

PAGE Agenda – Overview – Hiring Our Talent – Developing Our Talent – Retaining Our Talent – Building a World-Class HR Organization – Road to 2020: Big Bets & Early Wins – Q&A 2

PAGE People – Increasing Organizational Capability We will refocus on optimizing our organizational capability by: • ensuring a safe work environment for everyone • developing and growing employees at all levels • attracting top external talent • creating a culture of engagement • delivering better employee retention • being considered an Employer of Choice 3 PEOPLE Continue to invest in the development and growth of our people Page 3 3

HIRING OUR TALENT

PAGE New GMT Members Kirk Williams, Chief Human Resources Officer Jack Truong, President International Operations Zean Nielsen, EVP Sales & Marketing • 18 years of global HR leadership experience • ADM, American Express, Honeywell, Walmart • BA, International Relations, Kent State University • JD, Chicago-Kent College of Law • Licensed attorney • More than 25 years of global GM and executive experience • Husky Injections Electrolux, 3M, Polaroid • Holds a BS, MS, and PhD in Chemical Engineering from the Rensselaer Polytechnic Institute • Fluent in English, Vietnamese, and French • More than 20 years of global sales leadership experience • Tesla Motors, Bang & Olufsen • Graduate of the Herning School of Business, HH, Denmark • Fluent in English and Danish 5

PAGE Top 20 Key Roles – Progress Made New to JH SVP Corporate Finance VP, HR – Operations Sr. Director Talent Acquisition Director, HR – Operations Director, HR – Operations Sr. Director, Finance APAC Internal Promotions VP, Talent Management VP, Finance – Operations GM – Windows Product Manager, Prime Core Returning Talent SVP, Engineering Director, Operations Director, Operations Director, Channel Strategy 6

PAGE Additional Recruiting Projects Recruiting for Remaining Key Roles Chief Technology Officer (GMT) EVP, Manufacturing (GMT) Sales and Strategic Accounts Total Rewards Material Flow Quality Trim Affiliations Transportation Multi-Family Segment Tacoma Plant Startup ~ 130 total employees at full production 33% internal candidates 67% external candidates 7

DEVELOPING OUR TALENT

Assessing our Talent – Consistent Approach

	Low Performer	Solid Performer	High Performer
High Potential	**"New in Role (0-6 mos)"** *Action – Continue onboarding for new employees*	**"Rising Star"** *Action – Stretch for varied roles*	**"Top Performer"** *Action – Accelerate for significant movement*
Moderate Potential	**"Underachiever"** *Action - Performance Improvement Plan*	**"Key Performer"** *Action – Challenge and test*	**"High Achiever"** *Action – Groom for next role*
Low Potential	**"Talent Concern"** *Action - Performance Improvement Plan*	**"Solid Contributor"** *Action – Sustain and develop*	**"Expert"** *Action - Leverage expertise*

James Hardie
PAGE 9

PAGE Developing our Talent – New Programs Emerging Leaders Experienced Leaders Senior Leaders Define what future success looks like in order to identify and close gaps. Development Activities: • Leadership potential assessment • 360 assessment • Debrief to review individual assessment results • Create targeted individual development plan • 1:1 coaching lead by certified internal JH Coach Target Audience: • Currently managing others • Potential to move up 1-3 levels within the organization Develop and enhance core leadership skills. Development Activities: • Leadership potential assessment • 360 assessment • 3 days of classroom training on being an active leader • Follow-up sessions via virtual roundtables and accountability teams Target Audience: • Managing managers or influencing change in the business • Potential to become a direct report to GMT member in 3-5 years Provide high touch assessments and executive coaching for maximum impact. Development Activities: • 2 day senior executive assessment • 6 months of individual coaching with check-ins 2-3 times per month • Alignment check-ins with coach and manager Target Audience: • Managing organizations and influencing change in the business • Potential to join the GMT or become a direct report to GMT member in <3 years 10

PAGE Developing our Talent – New Programs Individual Executive Development Individual development programs tailored to specific executives and their specific development needs. Programs under Consideration: • Harvard Program for Leadership Development • Korn Ferry Executive to Leader Institute • Center for Creative Leadership • Kellogg Advanced Management Program Cohort Programs Partnering with top business schools to consider differentiated learning tailored to JH needs. Business Schools under Consideration: • Harvard Business School • University of Illinois at Urbana-Champaign • University of Wisconsin at Madison • Northwestern University 11

RETAINING OUR TALENT

PAGE North America Employee Retention - Summary Observations: • Sales turnover on a positive trend • Voluntary turnover on a positive trend • High performer turnover on a positive trend 2194 2831 FY15 FY16 FY17 FY18 Headcount 19.10% 18.20% FY15 FY16 FY17 FY18 Turnover 17.7% 14.4% Sales Turnover 13

BUILDING A WORLD CLASS HR ORGANIZATION

PAGE Rethinking HR – Clear Objectives 15

PAGE Organizing for the Future HRBP Plant HR HRSS COE • Strategic partner to GMT member • Owner of Human Capital Plan • Coach and counsel leadership teams • Talent management execution • Thought leadership & innovation • Expert analysis and consultation • Program and process design • Local talent planning • Employee development, engagement and advocacy • Data analysis and reporting • Payroll • Technology strategy • Process and service delivery 16

ROAD TO 2020 – BIG BETS & EARLY WINS

PAGE Big Bets & Early Wins Talent Acquisition Talent Management Total Rewards Insourced recruiting to reduce cost and improve candidate quality Simplifying performance management process to focus more on development Redesigning pay structure to bring consistency, market competitiveness, and simplicity while promoting a pay for performance culture Developing an Employee Value Proposition that tells the Hardie story in a more effective and powerful way Launched new leadership development programs Reassessing sales commissions to align to business strategy Creating a digital media strategy to include LinkedIn, Glassdoor, Facebook, etc. Revamping succession and development processes Developing recognition strategies for all employees Working on improving diversity representation in candidate pools Deploying targeted development programs for sales, manufacturing, engineers, and hourly workforce Rethinking assessment processes for new hires and internal moves to be more predictive of fit and success in role Conduct current-state culture assessment and refresh mission, vision, values across the organization 18

PAGE Key Messages – Addressed GMT leadership gaps with addition of 3 key hires in calendar 2017 – Continued focus on recruiting external talent where necessary – Developing our people through new development programs – Retention trends are moving in the right direction – Building a world-class HR organization focused on helping the company achieve its strategic goals by building capability at all levels and improving our culture 19